Contact:  Michael P. Hawks         (NYSE-BMC)
          (612)851-6030            FOR IMMEDIATE RELEASE





       BMC ANNOUNCES QUARTERLY DIVIDEND




     December 6, 1996--Minneapolis, Minnesota--BMC Industries, Inc. today announced that its Board of Directors has approved an increase in its quarterly cash dividend from $.0125 cents per share to $.0150 cents per share, a 20% increase.

     Shareholders of record as of December 18, 1996 will receive a dividend of $.0150 for each share owned on that date, to be paid on January 2, 1997.

     Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated that "The Board's decision to increase the quarterly dividend is directly attributable to the strong earnings growth which continues to be exhibited by the Company's businesses."

     BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.